UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)


                            FRONT PORCH DIGITAL, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                    359014107
                                   ----------
                                 (CUSIP Number)


                                 OCTOBER 9, 2003
             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this schedule is filed:

     /___/     Rule  13d-1(b)
     /  X/     Rule  13d-1(c)
     /___/     Rule  13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the act (however, see the notes).

CUSIP  No.
359014107

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1)     Names  of  Reporting  Persons.
       I.R.S. Identification Nos. of Above Persons (entities only)

IRL NATHAN

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2)     Check the Appropriate Box if a Member of a Group                  (a) [ ]
       (See Instructions)                                                (b) [ ]

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3)     SEC  Use  Only

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4)     Citizenship or Place of Organization

TEXAS

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     Number  of  Shares     5)     Sole  Voting Power   4,119,984
                                                        (If Convertible Note
                                                         is Converted Into
                                                         Common Stock)

     Beneficially           ---------------------------------------------------
     Owned  by  Each        6)     Shared  Voting  Power
     Reporting              ---------------------------------------------------
     Person  With           7)     Sole  Dispositive  Power

                            ---------------------------------------------------
                            8)     Shared  Dispositive  Power

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9)     Aggregate  Amount Beneficially Owned by Each Reporting Person

4,119,984

--------------------------------------------------------------------------------

10)     Check  If  the  Aggregate  Amount  in  Row  (9)  Excludes
        Certain  Shares  (See  Instructions)                               [  ]

N/A

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11)     Percent  of  Class  Represented  by  Amount  in  Item  9

9.9%

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12)     Type  of  Reporting  Person  (See  Instructions)

IN

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ITEM 1.

(A)      NAME OF ISSUER

FRONT PORCH DIGITAL, INC.

(B)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE

20000 HORIZON WAY, MOUNT LAUREL, NEW JERSEY 08054


ITEM 2.

(A)      NAME OF PERSONS FILING

IRL NATHAN

(B)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE

C/O CREEL, SUSSMAN & MOORE
8235 DOUGLAS AVENUE, SUITE 1100
DALLAS, TEXAS 75225

(C)      CITIZENSHIP

TEXAS

(D)      TITLE OF CLASS OF SECURITIES

COMMON STOCK, PAR VALUE $.001 PER SHARE

(E)      CUSIP NUMBER

359014107


ITEM  3.

     If this statement is filed pursuant to rule 240.13d- 1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

     (a)  ___ Broker or dealer registered under section 15 of the Act (15 U.S.C.
          78o).

     (b)  ___ Bank as defined in section 3(a)(6) of the act (15 U.S.C. 78c).

     (c) ___ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) ___ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  ___ An investment adviser in accordance with 240.13d- 1(b)(1)(ii)(E).

     (f) ___ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

     (g) ___ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

     (h) ___ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

     (i) ___ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

     (j)  ___ Group, in accordance with section 240.13d-1(b)(1)(ii)(J).


ITEM  4.     OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:

4,119,949 (UPON CONVERSION OF CONVERTIBLE NOTE)

     (b) Percent of class:

9.9% (UPON PARTIAL CONVERSION OF DEBT)

     (c) Number of shares as to which the person has:

         (i) Sole power to vote or to direct the vote:

4,119,984 (UPON CONVERSION OF CONVERTIBLE NOTE)

         (ii) Shared power to vote or to direct the vote:

N/A

         (iii) Sole power to dispose or to direct the disposition of:

N/A

         (iv) Shared power to dispose or to direct the disposition of:

N/A


ITEM  5.     OWNERSHIP  OF  FIVE  PERCENT  OR  LESS  OF  A  CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /___/.


ITEM  6.  OWNERSHIP  OF  MORE  THAN  FIVE PERCENT ON BEHALF OF ANOTHER PERSON

N/A


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

N/A


ITEM  8.  IDENTIFICATION  AND  CLASSIFICATION  OF  MEMBERS  OF  THE  GROUP

N/A


ITEM  9.  NOTICE  OF  DISSOLUTION  OF  GROUP

N/A

ITEM  10.     CERTIFICATION.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Dated:  February 9, 2004


                                     IRL NATHAN

                                     BY: /S/ IRL NATHAN
                                        ----------------------------
                                        Name:  IRL NATHAN